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06050623

XCHANGE COMMISSION
)N, D.C. 20549

NNUAL AUDITED REPORT FORM X-17A-5 PART III

PAGE
,f Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO
8-52991

EPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

ME OF BROKER-DEALER:

thinkorswim, Inc.

Official Use Only
FIRM ID. NO.

DRESS OF PRINCIPAL PLACE OF BUSINESS:
) not use P.O. Box No.)

3304 N. Lincoln Ave.

(No. and Street)

icago	Illinois	60657
(City)	(State)	(Zip Code)

ME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(773)435-3210
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

DEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
ime – *if individual, state last, first, middle name)*

icewaterhouseCoopers LLP

ie North Wacker Drive	Chicago	IL	60606
)DRESS) Number and Street	City	State	Zip Code

IECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY
BEST AVAILABLE COPY

'Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a tatement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC MAIL PROCESSING
RECEIVED
FEB 28 2006
WASH. D.C.
192 SECTION

BEST AVAILABLE COPY

CA 11/2

OATH OR AFFIRMATION

I, Joel Blom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of thinkorswim, Inc. of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
[illegible]
MY COMMISSION EXPIRES 4-5-2009

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ ~~(c) Statement of Income (Loss).~~
☒ ~~(d) Statement of Changes in Financial Condition.~~
☒ ~~(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.~~
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ ~~(g) Computation of Net Capital.~~
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ ~~(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.~~
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

thinkorswim, Inc.
Statement of Financial Condition
December 31, 2005

ASSETS		
Cash and cash equivalents	$	9,071,243
Receivable from clearing brokers		3,103,901
Securities owned, at market value		235,518
Software and website development, at cost net of accumulated amortization of $1,867,087		893,725
Furniture, equipment and leasehold improvements, at cost net of accumulated depreciation and amortization of $941,028		622,881
Due from affiliates		531,748
Deferred tax asset		2,709,600
Prepaid expenses, accounts receivable and other assets		711,686
Total assets	$	17,880,302
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued compensation and related benefits	$	57,691
Due to affiliates		6,071
Securities sold, not yet purchased, at market value		207,168
Accounts payable and accrued expenses		1,324,258
Other liabilities		400,000
Income taxes payable		1,098,374
Total liabilities		3,093,562
Common stock		-
Additional paid-in capital		11,916,139
Retained earnings		2,870,601
Total stockholder's equity		14,786,740
Total liabilities and stockholder's equity	$	17,880,302

The accompanying notes are an integral part of these financial statements.